__________________________________________________

________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Press_relations@magicsoftware.com

Newman Inc. Implements Service Oriented Architecture with Magic Software's iBOLT

Paperboard Recycler Reduces Errors and Eliminates Inefficiencies With iBOLT

Laguna Hills, Calif. (August 2nd, 2005) Magic Software Enterprises (Nasdaq: MGIC), a leader in composite software applications and processes, announced today that Newman and Co., Inc., an innovative paperboard recycling company, has implemented Magic's iBOLT Integration Suite to improve business processes and to begin putting in place the infrastructure for a Service Oriented Architecture.

Newman is a manufacturer of high quality recycled paperboard located in Philadelphia, Pa.  Newman had a need to integrate existing legacy systems based on an older version of FoxPro with its Warehouse Management System, a Platinum ERP system, and other systems. Newman’s iBOLT solution will utilize XML to integrate elements of the supply chain with trading partners while eliminating, or automating time consuming processes.

"iBOLT offered the great advantage of providing us with a way to integrate with our existing legacy systems while at the same time modernizing those legacy applications on an evolutionary basis without sacrificing integrity of our data during the implementation process," said Robert Bennett, CIO for Newman. “We have already implemented our first integration project with iBOLT and it has immediately eliminated the errors we were experiencing with a custom invoicing interface to the Platinum system.”

Magic Software’s iBOLT is designed as a comprehensive, cost-effective and straightforward Business Process Integration framework. iBOLT seeks to rationalize competing standards and proprietary formats while quickly creating and dynamically deploying new business processes, services, and applications. Its innovative visual design tools, Data Mapper and integration wizards are positioned to assure enterprises of fast, successful, end-to-end business integration.

Oren Inbar, CEO of Magic Software Enterprise’s North America subsidiary said, "Newman’s choice of Magic truly illustrates the powerful capabilities we offer to enterprises of all sizes pursuing service oriented architectures and composite applications capability. With iBOLT, Newman found a single unified technology to provide business process design, messaging, transformation, routing and monitoring."

About Magic Software Enterprises

Magic Software Enterprises, Ltd. (http://www.magicsoftware.com/), a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's WW HQ is located in Or Yehuda, Israel, its EMEA HQ offices are located in Houten, the Netherlands, and its North American HQ is located in Laguna Hills, California.

About Newman and Co., Inc.

Newman and Co., Inc. is an over 80 years old family owned business.  Founded in 1919, Newman has become a respected manufacturer in the paperboard industry.  Using 100% recycled fibers; Newman’s products are primarily directed towards the rigid paper box market and game industry.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: August 2, 2005